ReliaStar Life Insurance Company of New York
and its Separate Account NY–B

Voya Rollover Choice^{SM} – NY Variable Annuity

Supplement dated December 16, 2014 to the Contract Prospectus and
Statement of Additional Information, each dated May 1, 2009, as amended

This supplement updates the Prospectus and Statement of Additional Information (the "SAI") for your variable annuity contract. Please read it carefully and keep it with your copy of the Prospectus and SAI for future reference. If you have any questions, please call Customer Service at 1-800-366-0066.

IMPORTANT INFORMATION REGARDING THE VY® PIMCO BOND PORTFOLIO

Effective on or about December 12, 2014, the VY® PIMCO Bond Portfolio will be renamed Voya Aggregate Bond Portfolio and Voya Investment Management Co. LLC will replace Pacific Investment Management Company LLC as subadviser.

Information in your Contract Prospectus and Contract Prospectus Summary regarding the fund referenced above is changed accordingly.

NOTICE OF AND IMPORTANT INFORMTIAON ABOUT AN UPCOMING
FUND REORGANIZATION

The Board of Trustees of Voya Variable Products Trust approved a proposal to reorganize the **Voya International Value Portfolio** (the "Merging Portfolio") with and into the **Voya Global Value Advantage Portfolio** (the "Surviving Portfolio"). The proposed reorganization is subject to shareholder approval. If shareholder approval is obtained, the reorganization is expected to take place on or about March 6, 2015 (the "Reorganization Date").

The **Voya Global Value Advantage Portfolio** is designated as an Accepted Fund for MGIB, Voya LifePay, Voya Joint LifePay, Voya LifePay Plus and Voya Joint LifePay Plus riders purchased before February 2, 2009.

Prior to the Reorganization Date, you may reallocate your contract value in the Merging Portfolio to another investment portfolio or fixed option currently available under your contract. This reallocation will neither count as a transfer for purposes of our Excessive Trading Policy nor be subject to a transfer charge under the contract.

On the Reorganization Date, your contract value remaining in the Merging Portfolio will automatically become an investment in the Surviving Portfolio with an equal total net asset value. You will not incur any tax liability because of this automatic reallocation and your contract value immediately before the reallocation will equal your contract value immediately after the reallocation.

After the Reorganization Date, the Merging Portfolio will no longer be available under the contract. Unless you provide us with alternative allocation instructions, after the Reorganization Date all future allocations directed to the Merging Portfolio will be automatically allocated to the Surviving Portfolio, if the Surviving Portfolio is then available to new investments. You may provide alternative instructions by calling Customer Service at the number above.

As of the Reorganization Date, all references in the prospectus to the Merging Portfolio are deleted. For more information, or information related to Investment Option Restrictions and asset allocation requirements, please refer to your prospectus or call Customer Service.

IMPORTANT INFORMATION REGARDING THE COMPANY

Information under the "**VOYA INSURANCE AND ANNUITY COMPANY**" section in the prospectus and under the "**Description of Voya Insurance and Annuity Company**" section in the SAI is updated with the following:

Voya is an affiliate of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. In 2009, ING announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya, which together with its subsidiaries, including the Company, constitutes ING's U.S.-based retirement, investment management and insurance operations. As of November 18, 2014, ING's ownership of Voya was approximately 19%. Under an agreement with the European Commission, ING is required to divest itself of 100% of Voya by the end of 2016.